Exhibit 99.1

Zhihu Inc. Reports Unaudited Second Quarter 2024 Financial Results

BEIJING, China, August 23, 2024 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended June 30, 2024.

Second Quarter 2024 Highlights

•	Total revenues were RMB933.8 million (US$128.5 million) in the second quarter of 2024, compared with RMB1,044.2 million in the same period of 2023.

•	Gross margin expanded to 59.6% in the second quarter of 2024 from 53.8% in the same period of 2023.

•	Net loss was RMB80.6 million (US$11.1 million) in the second quarter of 2024, narrowed by 71.1% from the same period of 2023.

•	Adjusted net loss (non-GAAP)[1] was RMB44.6 million (US$6.1 million) in the second quarter of 2024, narrowed by 79.9% from the same period of 2023.

•	Average monthly active users (MAUs)[2] were 80.6 million in the second quarter of 2024.

•	Average monthly subscribing members[3] were 14.7 million in the second quarter of 2024.

“Our strategic decisions and effective execution yielded impressive financial results in the second quarter of 2024,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “At the same time, we made substantial strides in enhancing our core user experience, evidenced by the continued growth in user retention and DAU time spent. Building on our community’s enhanced trustworthiness, we launched Zhihu Zhida (知乎直答) in late June, marking a major advancement in our AI search initiatives. Further improvements in user retention and the positive user feedback Zhihu Zhida has received demonstrate our unique advantages and ability to capture the tremendous opportunities in this field.”

Mr. Han Wang, chief financial officer of Zhihu, added, “The second quarter marked our lowest quarterly loss since our U.S. IPO. During the quarter, we maintained disciplined spending while achieving a high ROI across all business lines. Additionally, we are committed to enhancing shareholder returns through various means. Moving forward, we will continue to emphasize strong strategic execution as we pursue long-term sustainable profitability.”

Second Quarter 2024 Financial Results

Total revenues were RMB933.8 million (US$128.5 million) in the second quarter of 2024, compared with RMB1,044.2 million in the same period of 2023.

Marketing services revenue was RMB344.0 million (US$47.3 million), compared with RMB412.7 million in the same period of 2023. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB432.7 million (US$59.5 million), compared with RMB449.1 million in the same period of 2023. The slight decrease was primarily attributable to a marginal decline in our average revenue per subscribing member.

Vocational training revenue was RMB133.6 million (US$18.4 million), compared with RMB144.5 million in the same period of 2023. The decrease was primarily driven by lower revenue contributions from our acquired businesses.

Other revenues were RMB23.5 million (US$3.2 million), compared with RMB37.9 million in the same period of 2023.

Cost of revenues decreased by 21.8% to RMB377.3 million (US$51.9 million) from RMB482.1 million in the same period of 2023. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues.

Gross profit was RMB556.5 million (US$76.6 million), compared with RMB562.1 million in the same period of 2023. Gross margin expanded to 59.6% from 53.8% in the same period of 2023, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

Total operating expenses decreased by 16.7% to RMB740.4 million (US$101.9 million) from RMB889.3 million in the same period of 2023.

Selling and marketing expenses decreased by 22.9% to RMB417.0 million (US$57.4 million) from RMB540.6 million in the same period of 2023. The decrease was primarily due to more disciplined promotional spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 11.4% to RMB209.3 million (US$28.8 million) from RMB236.2 million in the same period of 2023. The decrease was primarily attributable to more efficient spending on technology innovation.

General and administrative expenses were RMB114.1 million (US$15.7 million), compared with RMB112.5 million in the same period of 2023.

Loss from operations narrowed by 43.8% to RMB183.9 million (US$25.3 million) from RMB327.2 million in the same period of 2023.

Adjusted loss from operations (non-GAAP)[1] narrowed by 45.4% to RMB147.1 million (US$20.2 million) from RMB269.4 million in the same period of 2023.

Net loss narrowed by 71.1% to RMB80.6 million (US$11.1 million) from RMB279.1 million in the same period of 2023.

Adjusted net loss (non-GAAP)[1] narrowed by 79.9% to RMB44.6 million (US$6.1 million) from RMB222.3 million in the same period of 2023.

Diluted net loss per American depositary share (“ADS”) [4] was RMB0.89 (US$0.12), compared with RMB2.76 in the same period of 2023.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of June 30, 2024, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB5,061.5 million (US$696.5 million), compared with RMB5,462.9 million as of December 31, 2023.

Share Repurchase Programs

As of June 30, 2024, the Company had repurchased 31.1 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) for a total price of US$66.5 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing US$100 million share repurchase program (the “2022 Repurchase Program”), established in May 2022 and extended until June 26, 2025. In addition, a concurrent share repurchase program (the “2024 Repurchase Program”) was established in June 2024, effective until June 26, 2025. The maximum number of shares (including shares underlying the ADSs) that can be repurchased under the 2024 Repurchase Program, together with the remaining number of shares (including shares underlying the ADSs) that can be repurchased under the 2022 Repurchase Program, will not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as of June 26, 2024, the date of the resolution granting the general unconditional mandate to purchase the Company’s own shares approved by shareholders.

[1] Adjusted loss from operations and adjusted net loss are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[3] Monthly subscribing members refers to the number of our Yan Selection members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[4] On May 10, 2024, we effected a change in the ratio of our ADSs to Class A ordinary shares from two ADSs representing one Class A ordinary share to a new ratio of one ADS representing three Class A ordinary shares. Basic and diluted net loss per ADS have been retrospectively adjusted to reflect this ADS ratio change for all periods presented.

Conference Call

The Company’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on August 22, 2024 (8:00 a.m. Beijing/Hong Kong time on August 23, 2024).

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10191716/fd413a8bd8

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call, until August 29, 2024, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4215305

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as they help the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2672 to US$1.00, the exchange rate in effect as of June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Marketing services	412,740	330,542	343,979	47,333	804,877	674,521	92,817
Paid membership	449,098	449,724	432,652	59,535	903,867	882,376	121,419
Vocational training	144,520	145,436	133,633	18,389	251,518	279,069	38,401
Others	37,851	35,161	23,546	3,240	78,167	58,707	8,078
Total revenues	1,044,209	960,863	933,810	128,497	2,038,429	1,894,673	260,715
Cost of revenues	(482,131)	(417,384)	(377,266)	(51,914)	(964,132)	(794,650)	(109,347)
Gross profit	562,078	543,479	556,544	76,583	1,074,297	1,100,023	151,368

Selling and marketing expenses	(540,593)	(477,954)	(416,985)	(57,379)	(986,158)	(894,939)	(123,148)
Research and development expenses	(236,245)	(197,356)	(209,323)	(28,804)	(419,205)	(406,679)	(55,961)
General and administrative expenses	(112,460)	(92,917)	(114,107)	(15,702)	(212,898)	(207,024)	(28,487)
Total operating expenses	(889,298)	(768,227)	(740,415)	(101,885)	(1,618,261)	(1,508,642)	(207,596)

Loss from operations	(327,220)	(224,748)	(183,871)	(25,302)	(543,964)	(408,619)	(56,228)

Other income/(expenses):
Investment income	11,793	16,902	21,811	3,001	17,799	38,713	5,327
Interest income	39,987	30,763	26,754	3,681	79,480	57,517	7,915
Fair value change of financial instruments	(9,016)	9,408	31,412	4,322	(12,598)	40,820	5,617
Exchange gains	7,076	120	289	40	1,427	409	56
Others, net	644	3,043	15,947	2,194	6,977	18,990	2,613

Loss before income tax	(276,736)	(164,512)	(87,658)	(12,064)	(450,879)	(252,170)	(34,700)
Income tax (expenses)/benefits	(2,330)	(1,284)	7,063	972	(7,159)	5,779	795
Net loss	(279,066)	(165,796)	(80,595)	(11,092)	(458,038)	(246,391)	(33,905)
Net (income)/loss attributable to noncontrolling interests	(775)	950	(2,144)	(295)	(3,158)	(1,194)	(164)
Net loss attributable to Zhihu Inc.’s shareholders	(279,841)	(164,846)	(82,739)	(11,387)	(461,196)	(247,585)	(34,069)

Net loss per share
Basic	(0.92)	(0.59)	(0.30)	(0.04)	(1.52)	(0.88)	(0.12)
Diluted	(0.92)	(0.59)	(0.30)	(0.04)	(1.52)	(0.88)	(0.12)

Net loss per ADS (One ADS represents three Class A ordinary shares)
Basic	(2.76)	(1.76)	(0.89)	(0.12)	(4.55)	(2.65)	(0.36)
Diluted	(2.76)	(1.76)	(0.89)	(0.12)	(4.55)	(2.65)	(0.36)

Weighted average number of ordinary shares outstanding
Basic	304,068,362	281,549,707	279,241,647	279,241,647	304,052,681	280,403,026	280,403,026
Diluted	304,068,362	281,549,707	279,241,647	279,241,647	304,052,681	280,403,026	280,403,026

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	2,146	2,497	750	103	6,546	3,247	447
Selling and marketing expenses	6,384	3,272	(6,063)	(834)	15,142	(2,791)	(384)
Research and development expenses	14,941	3,680	4,439	611	36,146	8,119	1,117
General and administrative expenses	28,976	16,363	33,515	4,612	50,531	49,878	6,863

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,106,639	3,159,325	434,738
Term deposits	1,586,469	1,204,062	165,684
Short-term investments	1,769,822	646,321	88,937
Restricted cash	-	51,774	7,124
Trade receivables	664,615	532,929	73,333
Amounts due from related parties	18,319	41,236	5,674
Prepayments and other current assets	232,016	201,338	27,705
Total current assets	6,377,880	5,836,985	803,195
Non-current assets:
Property and equipment, net	10,849	9,670	1,331
Intangible assets, net	122,645	61,698	8,490
Goodwill	191,077	126,344	17,386
Long-term investments, net	44,621	51,176	7,042
Right-of-use assets	40,211	21,959	3,022
Other non-current assets	7,989	372	51
Total non-current assets	417,392	271,219	37,322
Total assets	6,795,272	6,108,204	840,517
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1,038,531	913,225	125,664
Salary and welfare payables	342,125	219,681	30,229
Taxes payables	21,394	16,967	2,335
Contract liabilities	303,574	283,465	39,006
Amounts due to related parties	26,032	10,685	1,470
Short-term lease liabilities	42,089	24,834	3,417
Short-term borrowings	-	51,774	7,124
Other current liabilities	171,743	159,014	21,881
Total current liabilities	1,945,488	1,679,645	231,126
Non-current liabilities
Long-term lease liabilities	3,642	2,071	285
Deferred tax liabilities	22,574	8,030	1,105
Other non-current liabilities	121,958	18,253	2,512
Total non-current liabilities	148,174	28,354	3,902
Total liabilities	2,093,662	1,707,999	235,028

Total Zhihu Inc.’s shareholders’ equity	4,599,810	4,312,294	593,392
Noncontrolling interests	101,800	87,911	12,097
Total shareholders’ equity	4,701,610	4,400,205	605,489

Total liabilities and shareholders’ equity	6,795,272	6,108,204	840,517

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(327,220)	(224,748)	(183,871)	(25,302)	(543,964)	(408,619)	(56,228)
Add:
Share-based compensation expenses	52,447	25,812	32,641	4,492	108,365	58,453	8,043
Amortization of intangible assets resulting from business acquisitions	5,365	5,365	4,115	566	8,855	9,480	1,304
Adjusted loss from operations	(269,408)	(193,571)	(147,115)	(20,244)	(426,744)	(340,686)	(46,881)

Net loss	(279,066)	(165,796)	(80,595)	(11,092)	(458,038)	(246,391)	(33,905)
Add:
Share-based compensation expenses	52,447	25,812	32,641	4,492	108,365	58,453	8,043
Amortization of intangible assets resulting from business acquisitions	5,365	5,365	4,115	566	8,855	9,480	1,304
Tax effects on non-GAAP adjustments	(1,069)	(1,069)	(756)	(104)	(1,669)	(1,825)	(251)
Adjusted net loss	(222,323)	(135,688)	(44,595)	(6,138)	(342,487)	(180,283)	(24,809)